Exhibit 99.1

Second Quarter 2024 Earnings Presentation August 07, 2024 Exhibit 99.1

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners Second Quarter 2024 Highlights

Fee Related Earnings (FRE) totaled R$62 million in the quarter, or R$1.16 per share[1], up 24% year-over-year on a per share basis. Vinci announced a quarterly distribution of US$0.17 per common share.

R$ 62 mm
(R$1.16/share)
FRE 2Q'24

+24%
YoY

US$ 0.17
Quarterly Dividend

Vinci Partners ended the second quarter with **R$69 bn in AUM[2], a 7% growth year-over-year, led by R$5.1 billion in capital subscriptions** over the last twelve months mostly across Private Markets funds.

R$ 69 bn
AUM 2Q'24

+7%
YoY

R$ 5.1 bn
Capital Subscriptions
2Q'24 LTM

Vinci Partners achieved a few milestones during the quarter:

MAV Capital Closing of Acquisition	Vinci **completed the acquisition of MAV Capital** on June 28th, an alternative asset manager focused on the agribusiness sector in Brazil. The transaction added **R$540 million in AUM,** distributed mainly across two vintages.
VCP IV Local and Offshore Commitments	VCP IV, the fourth vintage in our Private Equity flagship strategy, **successfully raised over R$486 million** from institutional investors both locally and internationally.
Credit Infra Additional Commitments	Vinci Credit Infra secured additional commitments from local institutional investors, **surpassing R$1.5 billion in AUM.**

See notes and definitions at end of document

5

VINCI partners

Financial Highlights

Second Quarter 2024 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	Δ YoY(%)	2Q'23 YTD	2Q'24 YTD	Δ YoY (%)
Net revenue from management fees	92,769	96,455	114,134	23%	188,646	210,589	12%
Net revenue from advisory fees	14,050	10,359	11,481	(18)%	18,518	21,840	18%
Total Fee Related Revenues	**106,819**	**106,814**	**125,615**	**18%**	**207,164**	**232,429**	**12%**
Segment personnel expenses	(7,577)	(7,337)	(7,556)	(0)%	(14,741)	(14,893)	1%
Other G&A expenses	(5,036)	(5,996)	(7,025)	40%	(8,494)	(13,022)	53%
Corporate center expenses	(22,410)	(21,087)	(25,750)	15%	(45,016)	(46,837)	4%
Bonus compensation related to management and advisory	(21,049)	(18,748)	(23,380)	11%	(39,111)	(42,128)	8%
Total Fee Related Expenses	**(56,071)**	**(53,168)**	**(63,711)**	**14%**	**(107,361)**	**(116,879)**	**9%**
FEE RELATED EARNINGS (FRE)	**50,748**	**53,646**	**61,904**	**22%**	**99,803**	**115,550**	**16%**
FRE Margin (%)	*47.5%*	*50.2%*	*49.3%*		*48.2%*	*49.7%*	
FRE per share[1] (R$/share)	*0.94*	*1.01*	*1.16*	24%	*1.83*	*2.17*	18%
Net revenue from performance fees	10,765	2,273	5,613	(48)%	12,728	7,886	(38)%
Performance based compensation	(5,368)	(1,009)	(2,503)	(53)%	(6,101)	(3,512)	(42)%
PERFORMANCE RELATED EARNINGS (PRE)	**5,397**	**1,264**	**3,110**	**(42)%**	**6,627**	**4,374**	**(34)%**
PRE Margin (%)	*50.1%*	*55.6%*	*55.4%*		*52.1%*	*55.5%*	
(-) Unrealized performance fees	–	–	3,483	N/A	–	3,483	N/A
(+) Unrealized performance compensation	–	–	(1,233)	N/A	–	(1,233)	N/A
(+) Realized GP investment income	4,179	4,406	12,379	196%	10,060	16,785	67%
SEGMENT DISTRIBUTABLE EARNINGS	**60,324**	**59,316**	**79,643**	**32%**	**116,490**	**138,959**	**19%**
Segment DE Margin (%)	*49.5%*	*52.3%*	*54.1%*		*50.7%*	*53.3%*	
(+) Depreciation and amortization	2,028	1,891	1,873	(8)%	3,806	3,764	(1)%
(+) Realized financial income	30,183	12,362	11,421	(62)%	50,272	23,783	(53)%
(-) Leasing expenses	(2,517)	(2,216)	(2,076)	(18)%	(5,148)	(4,292)	(17)%
(-) Other items[2]	(5,540)	(9,236)	(17,517)	216%	(9,440)	(26,753)	183%
(-) Non-operational expenses[3]	–	(1,333)	(11,674)	N/A	–	(13,007)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,109)	(12,487)	(14,872)	5%	(25,605)	(27,359)	7%
DISTRIBUTABLE EARNINGS (DE)	**70,369**	**48,297**	**46,797**	**(33)%**	**130,375**	**95,094**	**(27)%**
DE Margin (%)	*46.3%*	*38.4%*	*29.5%*		*46.5%*	*33.4%*	
DE per share (R$/share)[4]	*1.30*	*0.91*	*0.88*	*(32)%*	*2.40*	*1.79*	*(25)%*
(+) Non-operational expenses (including Income Tax effect)	–	1,308	11,604	N/A	–	12,912	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**70,369**	**49,605**	**58,401**	**(17)%**	**130,375**	**108,006**	**(17)%**
Adjusted DE Margin (%)	*46.3%*	*39.4%*	*36.8%*		*46.5%*	*38.0%*	
Adjusted DE per share (R$/share)	*1.30*	*0.93*	*1.10*	*(16)%*	*2.40*	*2.03*	*(15)%*

See notes and definitions at end of document

7

VINCI partners

8 ▪ Fee - related revenues of R$ 125 .6 million in the second quarter, up 18% year - over - year, driven by stronger management fees in the quarter. x Fee - related revenues of R$ 232 .4 million in the 2Q’24 YTD , up 12% year - over - year. Management fees were R$210.6 million in the 2Q’24 YTD , up 12% year - over - year, with Private Markets segment substantially increasing its relevance in the revenues’ mix. ▪ FRE was R$61.9 million (R$1.16/share) in the 2Q'24, up 22% year - over - year on an absolute basis and 24% year - over - year on an FRE per share basis. ▪ Adjusted Distributable Earnings (“Adjusted DE”) of R$ 58 .4 million (R$1.10/share) in the quarter, down 17% year - over - year on an absolute basis and 16% year - over - year on an Adjusted DE per share basis due to a combination of lower financial income and FX rate depreciation. Capital Metrics ▪ Total assets under management (“AUM”) of R$69.2 billion, up 7% year - over - year. x Fee - Earning AUM (“FEAUM”) of R$65.6 billion, up 7 % year - over - year. ▪ Capital Subscriptions of R$791.7 million in the quarter and R$5.1 billion in the 2 Q'24 LTM . ▪ Capital Return of R$421.9 million in the quarter and R$1.6 billion in the 2 Q'24 LTM . ▪ Appreciation of R$ 523.9 million in the quarter and R$4.3 billion in the 2 Q'24 LTM . ▪ The acquisition of MAV Capital, closed in the second quarter, positively impacted AUM with additional R$539.8 million in comm itm ents within the Private Credit segment. ▪ Net cash and investments of R$1.1 billion (R$20.85/share) at the end of the quarter. Second Quarter 2024 Highlights Financial Measures Capital Returned to Shareholders ▪ Quarterly dividend of US$0.17 per common share payable on September 05, 2024. ▪ Repurchase of 220.1 thousand common shares in the quarter and 4.3 million common shares in total since the first share repurc has e plan announcement.

We continue to expand AUM across the platform, with highlight to long-term products

- Total assets under management (AUM) of R$69 billion, up 7% year-over-year, driven by a combination of R$5.1 billion of new capital subscriptions mostly in Private Markets funds over the last twelve months, AUM appreciation across strategies and the acquisition MAV Capital. This growth was partially offset by outflows from our IP&S segment, coming mainly from open-ended products in the Pension Plan strategy.
- Total Fee-Earning AUM (FEAUM) of R$65.6 billion, up 7% year-over-year.
- Total Long-Term AUM of R$38.4 billion in the 2Q'24, up 16% year-over-year. Long-term AUM currently represents 55% of Vinci's total AUM and has been growing at a faster pace, driven by fundraisings across private market funds that carry longer lockups.

AUM 2Q'24 vs 2Q'23 (R$bn)



+ 7%
65
9
26
29
69
9
25
35
2Q'23
2Q'24
Private Markets
IP&S
Public Equities

Fee-Earning AUM 2Q'24 vs 2Q'23 (R$bn)



+ 7%
61
9
26
26
66
9
25
31
2Q'23
2Q'24
Private Markets
IP&S
Public Equities

Long-Term AUM[1] 2Q'24 vs 2Q'23 (R$bn)



+ 16%
33
8
3
22
38
8
4
26
2Q'23
2Q'24
5-10 Years
10+ Years
Perpetual or quasi-perpetual

See notes and definitions at end of document

9

10 38% 21% 20% 11% 10% Local Institutional³ Institutional Offshore⁴ HNWI⁵ Allocators & Distributors⁶ Public market vehicles⁷ 61% 17% 14% 8% 50% 36% 14% AUM 2Q’24 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 61% of net revenues come from private market strategies ² 55 % of AUM is in long term products¹ AUM diversified across five different distribution channels AUM 2Q’24 Net Revenues 2Q'24 LTM See notes and definitions at end of document

11 88% 7% 5% Private Equity Vinci SPS Infrastructure Vinci holds a strong long - term upside from realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Accrued performance fees receivable of R$348.5 million in the 2Q’24, up 18% quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$303.9 million in accrued performance fees, or 87% of total accrued perfor man ce fees. ▪ Vinci Partners had, as of 2Q’24, R$9 billion in performance eligible AUM coming from Private Markets’ funds still within inve stm ent period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the second quarter of 2024, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's bal anc e sheet yet. R$348 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 10 . 7 million as of the end of the second quarter of 2024 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 303 . 9 million and for the Infrastructure fund VIAS, of R $ 4 . 8 million, as of the end of the second quarter of 2024 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

Our GP Commitments are a long-term strong value creator

- As of 2Q'24, Vinci Partners had R$1,149.2 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.
- Realized investment gains are recognized quarterly as GP Investment Income in our Segment Earnings and we believe will be a relevant contributor to our Distributable Earnings as the funds enter their divestment periods.
- Vinci Partners had R$12.4 million in Realized GP Investment Income in the quarter, or R$0.23 per share, coming mostly from dividend distributions across our GP Commitments in REITs and capital return from FIP Infra Transmissão.

Fair Value of Investment (R$ mm)



495.0
87.9
(17.5)
(14.1)
10.8
562.1
1Q'24
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
2Q'24

Per share	R$9.30	R$10.56

GP Commitments Overview

Total Capital Committed	R$1,149.2 million
Total Capital Called	R$582.9 million
Accum. Capital Returned Principal and Capital Gain	R$114.5 million
Fair Value of Investments	R$562.1 million

~R$8 million, or R$0.16 per share, after-tax
Distributable Earnings Impact if Realized at Fair Value.

12

See notes and definitions at end of document

Fee Related Revenues

- Fee related revenues totaled R$125.6 million in the quarter, up 18% year-over-year. This increase was pushed by organic growth across Private Market strategies over the quarter and retroactive fees for VCP IV, following new closings with institutional investors both locally and internationally.
- Fee related revenues totaled R$232.4 million in the 2Q'24 YTD, up 12% when compared to the 2Q'23 YTD, driven by strong fundraising across Private Markets' products.
- Management fees accounted for R$114.1 million in the quarter, an increase of 23% year-over-year. Over the 2Q'24 YTD, management fees totaled R$210.6 million, an increase of 12% when compared to the 2Q'23 YTD.

Fee Related Revenues 2Q'24 vs. 2Q'23 (R$mm)



+ 18%
107
14
93
126
11
114
2Q'23
2Q'24
Management fees
Advisory fees

Fee Related Revenues 2Q'24 YTD vs. 2Q'23 YTD (R$mm)



+ 12%
207
19
189
232
22
211
2Q'23 YTD
2Q'24 YTD
Management fees
Advisory fees

13

14 Operating Expenses ▪ Total operating expenses of R$120.4 million during the 2Q’24 YTD, an increase of 6% when compared to the 2Q’23 YTD. Disregard ing Vinci Retirement Services, total operating expenses summed R$113.7 million, up 3% when compared to the 2Q’23 YTD, following our cost efficiency orientation to contain expenses g row th. ▪ Total operating expenses of R$66.2 million in the quarter, up 8% year - over - year. Total Expenses 2Q’24 YTD vs. 2Q’23 YTD ( R$mm ) Total Expenses 2 Q’24 vs. 2Q’23 ( R$mm ) 26 26 22 26 8 8 5 7 61 66 2Q'23 2Q'24 Bonus compensation Corporate center Segment Personnel expenses Other G&A 45 46 45 47 15 15 8 13 113 120 2Q'23 YTD 2Q'24 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A + 6% + 8%

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$61.9 million (R$1.16/share) in the quarter, up 22% year-over-year on an absolute basis and 24% year-over-year on an FRE per share[1] basis. This growth was primarily driven by a higher contribution from management fees in the quarter, following strong fundraising across Private Markets.
- FRE of R$115.6 million (R$2.17/share) in the 2Q'24 YTD, up 16% when compared to the 2Q'23 YTD, driven by stronger management and advisory fees.
- FRE Margin was 50% for the 2Q'24 YTD, an increase of 1.5 percentage point when compared to the 2Q'23 YTD. Disregarding the VRS segment, FRE Margin was 52% for the 2Q'24 YTD.



Fee Related Earnings 2Q'24 vs. 2Q'23 (R$mm)
% FRE margin
48%
49%
+ 22%
51
62
2Q'23
2Q'24



Fee Related Earnings 2Q'24 YTD vs. 2Q'23 YTD (R$mm)
48%
50%
+ 16%
100
116
2Q'23 YTD
2Q'24 YTD

FRE per share[1]	R$0.94	+ 24% Per share	R$1.16	R$1.83	+ 18% Per share	R$2.17

See notes and definitions at end of document

15

VINCI partners

Performance Related Earnings (PRE)

- Performance related earnings (PRE) of R$3.1 million in the quarter, down 42% year-over-year. Performance fees remain modest, largely because of the recent volatility in both global and local markets. Unlike 2Q'23, which benefited from strong capital markets in Brazil and resulted in robust performance for our Public Equities and IP&S funds, this quarter didn't experience similar positive trends.
- PRE[1] was R$4.4 million (R$0.08/share) over the 2Q'24 YTD, down 34% when compared to the 2Q'23 YTD.
- In the 2Q'24, a portion of the performance from the FIP Infra Transmissão fund, initially booked as unrealized, was recognized as realized due to a capital return. Since it had already been reflected in the financial statements, it had no impact on PRE.

Performance Related Earnings 2Q'24 vs. 2Q'23 (R$mm)


% PRE margin
50%
55%
(42)%
5
3
2Q'23
2Q'24

Performance Related Earnings 2Q'24 YTD vs. 2Q'23 YTD (R$mm)


52%
55%
(34)%
7
4
2Q'23 YTD
2Q'24 YTD

	2Q'23		2Q'24	2Q'23 YTD		2Q'24 YTD
PRE per share[1]	R$ 0.10	(41)% Per share	R$0.06	R$ 0.12	(33)% Per share	R$0.08

See notes and definitions at end of document

16

VINCI partners

Realized GP Investment and Financial income

- Realized GP Investment[1] income reached R$12.4 million in the quarter, reflecting a 196% year-over-year increase. This growth was mostly driven by capital returned from the FIP Infra Transmissão fund and dividend distributions of the company's proprietary stake in listed REITs.
- Realized Financial income[2] of R$11.4 million in the 2Q'24, a 62% decrease compared to the previous year. This decline is attributed to an exceptionally strong result in financial income during 2Q'23, which was driven by better market environment, higher nominal interest rates level and a higher cash balance.
- Realized GP Investment[1] and Financial income[2] accounted for R$40.6 million over the 2Q'24 YTD, down 33% when compared to the 2Q'23 YTD.

Realized GP Investment[1] and Financial income[2] 2Q'24 vs. 2Q'23 (R$mm)


(31)%
34
4
30
24
12
11
2Q'23
2Q'24
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 2Q'24 YTD vs. 2Q'23 YTD (R$mm)


(33)%
60
10
50
41
17
24
2Q'23 YTD
2Q'24 YTD
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

17

VINCI partners

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$58.4 million (R$1.10/share) in the quarter, down 17% year-over-year on an absolute basis and 16% year-over-year on an Adjusted DE per share[2] basis.
- The decline in YoY Distributable Earnings is attributed to a combination of (i) a decrease in financial income following a stellar 2Q'23 for the liquid portfolio, with more favorable market conditions compared to those experienced this year, and (ii) the impact of FX rate depreciation on Vinci's net debt position in US dollars, which affected the 'Other Items' line.
- The net exchange variation caused by FX rate depreciation negatively impacted the Adjusted DE by R$6.5 million in the quarter, or R$0.12 per share.
- Adjusted DE was R$108.0 million (R$2.03/share) in the 2Q'24 YTD, down 17% when compared to the 2Q'23 YTD.

Adjusted Distributable Earnings (DE) 2Q'24 vs. 2Q'23 (R$mm)



% Adjusted DE margin
46%
37%
(17)%
70
58
2Q'23
2Q'24

Adjusted Distributable Earnings (DE) 2Q'24 YTD vs. 2Q'23 YTD (R$mm)



47%
38%
(17)%
130
108
2Q'23 YTD
2Q'24 YTD

Adjusted DE per share[2]	R$1.30	(16)% Per share	R$1.10	R$2.40	(15)% Per share	R$2.03

See notes and definitions at end of document

18

VINCI partners

Balance Sheet Highlights

- As of June 28, 2024, Vinci Partners had R$1.1 billion (R$20.85/share) in total net cash and investments, that comprise cash, cash equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations.
- The fourth buyback program was approved in February, limited to R$60 million. Vinci Partners repurchased 220,135 shares in the quarter with an average share price of US$10.8.
- Since the announcement of the first share repurchase plan, Vinci Partners has repurchased a total of 4,311,120 common shares.

(in R$ millions, unless mentioned)	1Q'24	2Q'24
Cash and cash equivalents[1]	532.0	592.3
Net Investments	1,134.8	1,152.7
Liquid funds[2]	*639.8*	*590.5*
GP Fund Investments[3]	*495.0*	*562.1*
Debt obligations[4]	(562.5)	(634.8)
Net Cash and Investments	**1,104.4**	**1,110.1**
Net Cash and Net Investments per share[5] (R$/share)	*20.74*	*20.85*

Share Repurchase Activity (in R$ million, unless mentioned)	1Q'24	2Q'24
Total Shares Repurchased (number of shares)	533,981	220,135
Total Capital Used for Share Repurchases	**28.0**	**12.7**
Remaining Share Repurchase Plan Authorization	32.0	19.0
Average Price Paid Per Share (US$)	10.6	10.8


Net Cash and Investments per share (R$/share)
20.74
20.85
1Q'24
2Q'24

See notes and definitions at end of document

19

Segment Highlights

21 67% 12% 14% 7% R$122 mm 71% 14% 15% 8% Private Markets IP&S Public Equities Corporate Advisory Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$121.9 million in the 2Q’24 YTD, with 67% o f F RE coming from Private Markets, followed by IP&S with 14%, Public Equities accounting for 12% and Corporate Advisory for 7%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$145.3 million in the 2Q’24 YTD, with 7 1% coming from Private Markets’ strategies, followed by Public Equities accounting for 12%, IP&S for 11% and Corporate Advisory for 6%. R$145 mm Fee Related Earnings (FRE) 2Q’24 YTD by Segment Segment Distributable Earnings 2Q’24 YTD by Segment 71% 11% 12% 6%

22 Private Equity 45% Real Estate 19% Credit 18% Infrastructure 11% Vinci SPS 7% Private Markets' AUM Private Markets R$35 bn AUM ▪ Fee related earnings (FRE) of R$47.5 million in the quarter, up 59% year - over - year. This growth was fueled by catch - up fees from strong Private Equity fundraising that secured R$486.1 million in new commitments for VCP IV this quarter and rise in management fees across the majority of strategies. ▪ FRE was R$82.1 million in the 2Q’24 YTD, a 33% increase comparing to the 2Q’23 YTD. FRE Margin has been positively impacted b y t he fundraising environment, demonstrating a consistent increase over the quarters. ▪ Segment Distributable Earnings of R$64.2 million in the quarter, up 81% year - over - year. Segment DE was R$103.2 million in the 2Q ’24 YTD, an increase of 41% comparing to the 2Q’23 YTD. ▪ Total AUM of R$34.7 billion in the quarter, a 18% year - over - year increase propelled by robust fundraising over the last twelve m onths across all Private Markets strategies, with highlights for VCP IV in Private Equity, VICC in Infrastructure, Vinci Credit Infra in Credit and VISC in Real Estate. ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2Q'24 1Q'24 2Q'23 (R$ thousands, unless mentioned) 24% 143,756 116,274 40% 81,238 62,519 57,842 Net revenue from management fees 401% 2,751 549 700% 2,197 554 275 Net revenue from advisory fees 25% 146,507 116,823 44% 83,434 63,073 58,117 Total Fee Related Revenues 6% (7,632) (7,228) 6% (3,925) (3,707) (3,719) Segment personnel expenses 57% (6,240) (3,978) 33% (3,384) (2,856) (2,540) Other G&A expenses 11% (29,229) (26,223) 23% (16,292) (12,937) (13,205) Corporate center expenses 19% (21,351) (17,928) 40% (12,373) (8,978) (8,817) Bonus compensation related to management and advisory 16% (64,452) (55,357) 27% (35,974) (28,478) (28,281) Total Fee Related Expenses 33% 82,056 61,466 59% 47,461 34,595 29,836 FEE RELATED EARNINGS (FRE) 56.0% 52.6% 56.9% 54.8% 51.3% FRE Margin (%) 47% 3,728 2,535 47% 3,720 8 2,528 Net revenue from performance fees 185% 7,213 2,535 185% 7,205 8 2,528 Realized performance fees N/A (3,483) – N/A (3,483) – – Unrealized performance fees 47% (1,649) (1,121) 47% (1,646) (3) (1,118) Performance based compensation 47% 2,079 1,414 47% 2,074 4 1,410 PERFORMANCE RELATED EARNINGS (PRE) 55.8% 55.8% 55.8% 55.8% 55.8% PRE Margin (%) N/A 3,483 – N/A 3,483 – – ( - ) Unrealized performance fees N/A (1,233) – N/A (1,233) – – (+) Unrealized performance compensation 67% 16,785 10,060 196% 12,379 4,406 4,179 (+) Realized GP investment income 41% 103,170 72,940 81% 64,164 39,005 35,425 SEGMENT DISTRIBUTABLE EARNINGS 60.5% 56.4% 62.3% 57.8% 54.6% Segment DE Margin (%) 18% 34,692 29,367 18% 34,692 33,018 29,367 ASSETS UNDER MANAGEMENT (AUM R$millions) 20% 31,321 26,076 20% 31,321 29,763 26,076 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) 1.02% 0.85% 1.02% 0.80% 0.85% AVERAGE MANAGEMENT FEE RATE (%)

23 See notes and definitions at end of document Separate Mandates 74% Pension Plans 9% International 7% Commingled Funds 10% IP&S' AUM Investment Products & Solutions ▪ Fee related earnings (FRE) of R$7.4 million in the quarter, down 9% year - over - year. FRE was R$16.5 million in the 2Q’24 YTD, a 5 % decrease comparing to the 2Q’23 YTD Pro Forma¹, due to outflows especially within our pension funds strategy, which carries higher fees. ▪ Segment Distributable Earnings of R$7.5 million in the quarter, down 16% year - over - year. Segment DE was R$16.6 million in the 2Q ’24 YTD, a decrease of 12% when compared to the 2Q’23 YTD Pro Forma¹, that posted higher contributions from FRE. ▪ Total AUM of R$24.8 billion, down 6% year - over - year. R$25 bn AUM ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD PF¹ ∆ YoY (%) 2Q'24 1Q'24 2Q'23 PF¹ (R$ thousands, unless mentioned) (10)% 38,773 43,302 (7)% 18,959 19,814 20,485 Net revenue from management fees 3,449% 532 15 6,456% 524 8 8 Net revenue from advisory fees (9)% 39,306 43,318 (5)% 19,484 19,822 20,493 Total Fee Related Revenues (18)% (3,154) (3,829) (24)% (1,527) (1,627) (1,997) Segment personnel expenses (11)% (2,090) (2,345) 3% (1,082) (1,008) (1,053) Other G&A expenses (10)% (8,759) (9,761) (0)% (4,659) (4,100) (4,677) Corporate center expenses (11)% (8,803) (9,945) 3% (4,851) (3,952) (4,690) Bonus compensation related to management and advisory (12)% (22,806) (25,879) (2)% (12,118) (10,687) (12,417) Total Fee Related Expenses (5)% 16,500 17,438 (9)% 7,365 9,135 8,076 FEE RELATED EARNINGS (FRE) 42.0% 40.3% 37.8% 46.1% 39.4% FRE Margin (%) (91)% 223 2,519 (88)% 214 9 1,729 Net revenue from performance fees (91)% 223 2,519 (88)% 214 9 1,729 Realized performance fees N/A – – N/A – – – Unrealized performance fees (90)% (112) (1,176) (88)% (107) (4) (860) Performance based compensation (92)% 111 1,344 (88)% 107 4 870 PERFORMANCE RELATED EARNINGS (PRE) 49.9% 53.4% 49.9% 50.0% 50.3% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (12)% 16,611 18,783 (16)% 7,472 9,139 8,946 SEGMENT DISTRIBUTABLE EARNINGS 42.0% 41.0% 37.9% 46.1% 40.3% Segment DE Margin (%) (6)% 24,815 26,398 (6)% 24,815 25,756 26,398 ASSETS UNDER MANAGEMENT (AUM R$millions) (6)% 24,604 26,153 (6)% 24,604 25,507 26,153 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) 0.33% 0.34% 0.33% 0.34% 0.34% AVERAGE MANAGEMENT FEE RATE (%)

Public Equities

- Fee related earnings (FRE) of R$6.8 million in the quarter, down 12% year-over-year. FRE was R$14.6 million in the 2Q'24 YTD, a decrease of 7% compared to the 2Q'23 YTD Pro Forma[1].
- Segment Distributable Earnings of R$7.7 million in the quarter, down 29% year-over-year. Segment Distributable Earnings was R$16.8 million in the 2Q'24 YTD, a decrease of 15% when compared to the 2Q'23 YTD Pro Forma[1].
- Total AUM of R$9.4 billion in the quarter, up 4% year-over-year.

(R$ thousands, unless mentioned)	2Q'23 PF[1]	1Q'24	2Q'24	Δ YoY (%)	2Q'23 YTD PF[1]	2Q'24 YTD	Δ YoY (%)
Net revenue from management fees	14,433	13,964	13,762	(5)%	29,061	27,726	(5)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**14,433**	**13,964**	**13,762**	**(5)%**	**29,061**	**27,726**	**(5)%**
Segment personnel expenses	(906)	(889)	(834)	(8)%	(1,837)	(1,723)	(6)%
Other G&A expenses	(388)	(344)	(475)	23%	(668)	(819)	23%
Corporate center expenses	(3,295)	(2,890)	(3,382)	3%	(6,554)	(6,272)	(4)%
Bonus compensation related to management and advisory	(2,104)	(2,004)	(2,267)	8%	(4,178)	(4,270)	2%
Total Fee Related Expenses	**(6,693)**	**(6,126)**	**(6,958)**	**4%**	**(13,237)**	**(13,084)**	**(1)%**
FEE RELATED EARNINGS (FRE)	**7,740**	**7,838**	**6,804**	**(12)%**	**15,824**	**14,642**	**(7)%**
FRE Margin (%)	*53.6%*	*56.1%*	*49.4%*		*54.5%*	*52.8%*	
Net revenue from performance fees	6,507	2,257	1,679	(74)%	7,673	3,935	(49)%
Realized performance fees	*6,507*	*2,257*	*1,679*	*(74)%*	*7,673*	*3,935*	*(49)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(3,390)	(1,001)	(749)	(78)%	(3,805)	(1,751)	(54)%
PERFORMANCE RELATED EARNINGS (PRE)	**3,117**	**1,255**	**929**	**(70)%**	**3,868**	**2,184**	**(44)%**
PRE Margin (%)	*47.9%*	*55.6%*	*55.3%*		*50.4%*	*55.5%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**10,856**	**9,093**	**7,733**	**(29)%**	**19,691**	**16,826**	**(15)%**
Segment DE Margin (%)	*51.8%*	*56.1%*	*50.1%*		*53.6%*	*53.1%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	9,115	9,910	9,463	4%	9,115	9,463	4%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	9,066	9,859	9,426	4%	9,066	9,426	4%
AVERAGE MANAGEMENT FEE RATE (%)	*0.75%*	*0.60%*	*0.61%*		*0.75%*	*0.61%*	

See notes and definitions at end of document



Public Equities' AUM
Others
1%
Total Return
5%
R$9 bn
AUM
Dividends Strategy
32%
Mosaico Strategy
62%

24

VINCI partners

25 ∆ YoY (%) 2Q'24 YTD 2Q'23 YTD ∆ YoY (%) 2Q'24 1Q'24 2Q'23 (R$ thousands, unless mentioned) N/A – – N/A – – – Net revenue from management fees 3% 18,557 17,954 (36)% 8,760 9,797 13,768 Net revenue from advisory fees 3% 18,557 17,954 (36)% 8,760 9,797 13,768 Total Fee Related Revenues 17% (1,162) (996) 16% (609) (553) (525) Segment personnel expenses 44% (455) (315) 18% (285) (170) (241) Other G&A expenses 4% (2,342) (2,251) 15% (1,287) (1,054) (1,120) Corporate center expenses 2% (5,861) (5,758) (42)% (2,768) (3,093) (4,735) Bonus compensation related to management and advisory 5% (9,820) (9,320) (25)% (4,949) (4,870) (6,622) Total Fee Related Expenses 1% 8,737 8,634 (47)% 3,810 4,926 7,146 FEE RELATED EARNINGS (FRE) 47.1% 48.1% 43.5% 50.3% 51.9% FRE Margin (%) 1% 8,737 8,634 (47)% 3,810 4,926 7,146 SEGMENT DISTRIBUTABLE EARNINGS 47.1% 48.1% 43.5% 50.3% 51.9% Segment DE Margin (%) Corporate Advisory ▪ Fee related earnings (FRE) of R$3.8 million in the quarter. ▪ FRE was R$8.7 million in the 2Q’24 YTD, posting a 1% increase comparing to the 2Q’23 YTD.

Retirement Services

- VRS reached R$ 241.4 million in AUM by the end of the second quarter. We are experiencing a pickup in flows for VRS following the launch of the MIO platform.
- Fee Related Earnings (FRE) of negative R$3.5 million in the quarter. FRE was negative R$6.4 million in the 2Q'24 YTD.

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	Δ YoY (%)	2Q'23 YTD	2Q'24 YTD	Δ YoY (%)
Net revenue from management fees	9	158	175	1,901%	9	334	3,679%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	9	158	175	1,901%	9	334	3,679%
Segment personnel expenses	(429)	(561)	(661)	54%	(851)	(1,222)	44%
Other G&A expenses	(814)	(1,618)	(1,799)	121%	(1,188)	(3,418)	188%
Corporate center expenses	(112)	(105)	(129)	15%	(227)	(234)	3%
Bonus compensation related to management and advisory	(703)	(721)	(1,122)	60%	(1,300)	(1,843)	42%
Total Fee Related Expenses	(2,058)	(3,006)	(3,712)	80%	(3,566)	(6,717)	88%
FEE RELATED EARNINGS (FRE)	(2,049)	(2,847)	(3,537)	73%	(3,558)	(6,384)	79%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(2,049)	(2,847)	(3,537)	73%	(3,558)	(6,384)	79%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A	
ASSETS UNDER MANAGEMENT (AUM R$millions)	15	147	241	1,460%	15	241	1,460%
AVERAGE MANAGEMENT FEE RATE (%)	0.42%	0.58%	0.39%		0.42%	0.39%	

26

VINCI partners

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended June 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
Beginning balance	**14,417**	**9,910**	**25,756**	**3,947**	**7,061**	**5,459**	**147**	**2,133**	**68,831**
(+/-) Capital Subscription / (capital return)	403	–	–	(48)	(145)	79	–	81	370
(+) Capital Subscription	*486*	–	–	–	–	*132*	–	*174*	*792*
(-) Capital Return	*(83)*	–	–	*(48)*	*(145)*	*(53)*	–	*(93)*	*(422)*
(+) Acquisitions	–	–	–	–	–	540	–	–	540
(+/-) Net Inflow / (outflow)	–	(51)	(1,294)	–	82	119	93	–	(1,052)
(+/-) Appreciation / (depreciation)	704	(396)	353	45	(272)	64	2	25	524
Ending Balance	**15,524**	**9,463**	**24,815**	**3,943**	**6,726**	**6,260**	**241**	**2,239**	**69,212**

For the Twelve Months Ended June 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
Beginning balance	**13,511**	**9,115**	**26,398**	**2,431**	**6,008**	**5,308**	**15**	**2,108**	**64,895**
(+/-) Capital Subscription / (capital return)	1,031	–	544	1,349	723	(23)	–	(196)	3,428
(+) Capital Subscription	*1,389*	–	*548*	*1,497*	*1,251*	*198*	–	*179*	*5,062*
(-) Capital Return	*(359)*	–	*(4)*	*(147)*	*(528)*	*(221)*	–	*(375)*	*(1,634)*
(+) Acquisitions	–	–	–	–	–	540	–	–	540
(+/-) Net Inflow / (outflow)	–	(190)	(4,234)	–	144	111	220	–	(3,950)
(+/-) Appreciation / (depreciation)	983	539	2,107	163	(150)	324	6	328	4,299
Ending Balance	**15,524**	**9,463**	**24,815**	**3,943**	**6,726**	**6,260**	**241**	**2,239**	**69,212**

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended June 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
Beginning balance	**11,240**	**9,859**	**25,507**	**3,870**	**7,061**	**5,459**	**147**	**2,133**	**65,277**
(+/-) Capital Subscription / (capital return)	411	–	–	(34)	(145)	79	–	(87)	223
(+) Capital Subscription	*486*	–	–	–	–	*132*	–	*6*	*624*
(-) Capital Return	*(75)*	–	–	*(34)*	*(145)*	*(53)*	–	*(93)*	*(401)*
(+) Acquisitions	–	–	–	–	–	519	–	–	519
(+/-) Net Inflow / (outflow)	–	(51)	(1,256)	–	82	119	93	–	(1,014)
(+/-) Appreciation / (depreciation)	735	(382)	352	63	(272)	64	2	25	587
Ending Balance	**12,385**	**9,426**	**24,604**	**3,899**	**6,726**	**6,240**	**241**	**2,072**	**65,592**

For the Twelve Months Ended June 28, 2024

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
Beginning balance	**10,268**	**9,066**	**26,153**	**2,383**	**6,008**	**5,308**	**15**	**2,108**	**61,310**
(+/-) Capital Subscription / (capital return)	1,033	–	544	1,363	723	(23)	–	(364)	3,276
(+) Capital Subscription	*1,339*	–	*548*	*1,497*	*1,251*	*198*	–	*11*	*4,844*
(-) Capital Return	*(306)*	–	*(4)*	*(133)*	*(528)*	*(221)*	–	*(375)*	*(1,568)*
(+) Acquisitions	–	–	–	–	–	519	–	–	519
(+/-) Net Inflow / (outflow)	–	(190)	(4,190)	–	144	111	220	–	(3,905)
(+/-) Appreciation / (depreciation)	1,084	551	2,097	153	(150)	324	6	328	4,392
Ending Balance	**12,385**	**9,426**	**24,604**	**3,899**	**6,726**	**6,240**	**241**	**2,072**	**65,592**

28

VINCI partners

Investment records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	2Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	IP&S	195.5	1.6%	3.6%	8.7%	23.9%	CDI[7]	CDI[7]
Atlas Strategy[2]	IP&S	321.1	0.5%	1.5%	5.4%	14.6%	CDI[7]	CDI[7]
Vinci Total Return[3]	Public Equities	366.4	(2.9)%	(6.0)%	2.7%	28.6%	IPCA[9] + Yield IMA-B[10]	IPCA[9] + Yield IMA-B[10]
Mosaico Strategy[4]	Public Equities	936.4	(5.6)%	(7.2)%	3.4%	20.6%	IBOV[8]	IBOV[8]
Vinci Gas Dividendos FIA	Public Equities	429.0	(4.1)%	(7.6)%	4.0%	22.7%	IBOV[8]	IBOV[8]
Vinci Valorem FIM[5]	IP&S	1,245.3	1.8%	3.3%	7.1%	18.2%	IMA-B 5[12]	IMA-B 5[12]
Equilíbrio Strategy[6]	IP&S	1,752.5	1.7%	3.3%	7.2%	17.8%	IPCA[9]	-
Vinci Retorno Real FIM	IP&S	162.5	3.6%	4.0%	5.6%	19.0%	IMA-B[10]	IMA-B[10]
Vinci Crédito Imobiliário II	Credit	786.4	(0.5)%	0.6%	5.1%	19.8%	IPCA[9]	IPCA[9]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	73.4	3.0%	6.3%	13.9%	28.8%	CDI[7]	CDI[7]
Vinci Energia Sustentável	Credit	581.6	(0.3)%	2.2%	7.6%	17.2%	IPCA[9]	IPCA[9]+ 6%
Vinci Crédito Multiestratégia	Credit	369.4	1.6%	4.4%	10.8%	19.8%	CDI[7]	IPCA[9] + 5%
VISC11	Real Estate (listed REIT)	3,354.2	(2.7)%	(5.2)%	8.0%	39.7%	IFIX[11]	IPCA[9] + 6%
VILG11	Real Estate (listed REIT)	1,252.9	(8.5)%	(12.5)%	(18.6)%	2.9%	IFIX[11]	IPCA[9] + 6%
VINO11	Real Estate (listed REIT)	574.8	(7.7)%	(4.1)%	(18.6)%	(5.5)%	IFIX[11]	IPCA[9] + 6%
VIFI11	Real Estate (listed REIT)	64.9	(0.2)%	(1.6)%	11.4%	44.4%	IFIX[11]	IFIX[11]
VIUR11	Real Estate (listed REIT)	178.9	(10.6)%	(16.3)%	(11.7)%	16.1%	IFIX[11]	IPCA[9] + 6%
VCRI11	Real Estate (listed REIT)	153.3	5.1%	4.8%	13.8%	-	IFIX[11]	IPCA[9] + X%
VICA11	Real Estate (REIT)	376.1	0.1%	0.3%	0.4%	-	IFIX[11]	CDI[7] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	58.9	(1.0)%	1.2%	7.4%	23.4%	IFIX[11]	IFIX[11]
VIGT11	Infrastructure (listed)	572.5	(3.3)%	(8.7)%	(0.8)%	24.2%	-	-

Benchmark	2Q'24	YTD	12 M	24 M
IBOV[5]	(3.3)%	(7.7)%	4.9%	25.7%
CDI[4]	2.5%	5.2%	11.7%	26.8%
IMA-B 5[7]	1.2%	3.3%	8.2%	19.3%
IPCA[6] + Yield IMA-B[7]	2.6%	5.7%	10.2%	21.3%
IPCA[6]	1.1%	2.5%	4.2%	7.5%
IFIX[8]	(1.8)%	1.1%	6.1%	19.7%

See notes and definitions at end of document

29

VINCI partners

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,923	2,274	4,197	2.0x	1.1x	10.0%	1.4%
VCP III	Private Equity	2018	4,000	2,342	54	4,975	5,029	2.1x	2.0x	33.0%	29.8%
VCP IV	Private Equity	2022	2,691	329	–	455	455	1.6x	1.6x	–	–
VCP Strategy[2]	**Private Equity**		**10,306**	**5,940**	**7,041**	**7,841**	**14,882**	**2.5x**	**2.2x**	**64.6%**	**70.2%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	257	1.9x	1.6x	20.2%	14.2%
VIR IV	Private Equity	2020	1,000	424	154	422	576	1.4x	1.4x	25.4%	31.5%
VIR Strategy[4]	**Private Equity**		**1,276**	**571**	**275**	**585**	**859**	**1.5x**	**1.5x**	**22.2%**	**28.2%**
SPS I	Special Situations	2018	128	191	261	84	346	1.8x	1.6x	26.1%	19.1%
SPS II	Special Situations	2020	671	1,006	881	651	1,532	1.5x	1.5x	24.2%	23.9%
SPS III	Special Situations	2021	1,071	917	118	1,100	1,218	1.3x	1.2x	31.1%	23.8%
SPS Strategy[5]	**Special Situations**		**1,870**	**2,115**	**1,261**	**1,836**	**3,096**	**1.5x**	**1.4x**	**26.0%**	**22.8%**
FIP Transmissão[6]	Infrastructure	2017	211	104	261	116	377	3.6x	2.7x	57.5%	42.7%
VIAS[7]	Infrastructure	2021	386	350	–	409	409	1.3x	1.4x	24.0%	25.3%
VICC[8]	Infrastructure	2022	1,566	–	–	–	–	–	–	–	–
VFDL[9]	Real Estate	2021	422	272	14	305	320	1.2x	1.1x	13.2%	6.1%
Vinci Credit Infra[10]	Credit	2022	1,583	688	–	740	740	1.2x	1.2x	NM	NM

See notes and definitions at end of document

30

31 Shareholder Dividends 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 4Q'22 3Q'22 ($ in thousands) 58,401 49,605 63,641 51,820 70,369 60,006 55,792 73,195 Adjusted Distributable Earnings (R$) 10,331 9,801 12,829 10,647 14,290 11,994 10,618 14,350 Adjusted Distributable Earnings (US$)¹ 0.19 0.18 0.24 0.20 0.26 0.22 0.19 0.26 Adjusted DE per Common Share (US$)² 0.17 0.17 0.20 0.17 0.20 0.16 0.17 0.20 Actual Dividend per Common Share³ August 21, 2024 May 23, 2024 February 22, 2024 November 22, 2023 August 24, 2023 May 25, 2023 March 01, 2023 November 23, 2022 Record Date September 05, 2024 June 07, 2024 March 07, 2024 December 07, 2023 September 08, 2023 June 09, 2023 March 15, 2023 December 08, 2022 Payable Date ▪ Vinci Partners generated R$1.10 or US$0.19¹ of Adjusted Distributable Earnings per common share for the second quarter of 202 4. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of August 21, 2024; payable on Se pte mber 05 , 2024. See notes and definitions at end of document

32 Share Summary ▪ Common Shares Outstanding as of quarter end of 53,245,448 shares. x Repurchased 220,135 common shares in the quarter, with an average share price of US$10.8. x Repurchased 4,311,120 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x As of June 28, 2024, the remaining authorization for the share repurchase plan was R$19.0 million. 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 4Q'22 3Q'22 2Q'22 VINP Shares 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 38,779,209 38,778,597 39,312,578 39,405,827 39,730,720 40,247,461 40,614,497 40,892,619 41,112,717 Class A¹ 53,245,448 53,244,836 53,778,817 53,872,066 54,196,959 54,713,700 55,080,736 55,358,858 55,578,956 Common Shares See notes and definitions at end of document

GP Commitment in Vinci Partners funds

- As of June 28, 2024, the company had R$1,149.2 million in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$562.1 million as of June 28, 2024.

(R$ millions, unless mentioned)	Segment	2Q'24 Commitments	Total Capital Committed	2Q'24 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (2Q'24)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.2	–	1.6	3.4
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.1
VIR IV	Private Equity	–	11.1	0.9	6.5	–	1.7	6.4
VCP IV	Private Equity	–	350.0	33.2	33.2	–	–	41.8
FIP Infra Transmissão (co-investment)[1]	Infrastructure	–	29.5	–	8.9	3.0	23.9	7.4
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	0.7	7.3	2.1
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	19.1
VICC	Infrastructure	–	100.0	0.7	2.3	–	–	0.0
VFDL	Real Estate	–	70.0	3.5	55.6	–	–	62.6
VIUR	Real Estate	–	67.3	–	67.3	1.4	18.0	44.7
VINO	Real Estate	–	50.0	–	50.0	0.9	8.6	31.7
Vinci FOF Imobiliário	Real Estate	20.0	36.9	20.0	36.9	22.0	22.5	20.0
VCRI	Real Estate/Credit	–	80.0	–	80.0	2.7	24.1	72.8
VICA	Real Estate/Credit	–	23.0	–	23.0	0.7	5.4	22.9
Vinci Crédito Infra Institucional	Credit	–	100.0	12.7	56.9	–	–	62.6
VSP FIM	IP&S	–	50.0	5.2	17.7	0.3	1.4	21.4
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	–	21.1
Vinci US Real Estate	Real Estate	11.6	46.4	11.6	46.4	–	–	51.5
FDIRS	Infrastructure	–	15.0	–	15.0	–	–	15.7
Total		**31.6**	**1,149.2**	**87.9**	**582.9**	**31.6**	**114.5**	**562.1**

See notes and definitions at end of document

33

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
VCP III - Onshore	1,338	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8%	Currently generating performance
VCP III - Offshore	4,098	Preferred Return w/ Catch- Up[3]	USD + 8%	Currently generating performance
Other PE Onshore Vehicles	2,637	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8%	Within investment period
Other PE Offshore Vehicles	468	Preferred Return w/ Catch- Up[3]	USD + 8%	Within investment period
Nordeste III	253	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8.5%	Currently generating performance
Teman Pier	151	Preferred Return w/ Catch- Up[3]	IPCA[2] + 5%	Within investment period
VIAS	478	Preferred Return[4]	IPCA[2] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[2] + 6%	Within investment period
FIP Infra Transmissão	43	Preferred Return[4]	IPCA[2] + 8%	Currently generating performance
VICC	1,230	Preferred Return[4]	IPCA[2]	Within investment period
FDIRS	1,024	Hurdle[5]		Within investment period
Listed REITs	2,012	Hurdle[5]	IPCA[2] + 6%	Currently generating performance
VFDL	456	Preferred Return[4]	IPCA[2] + 6%	Within investment period
FOF Strategy	528	Hurdle[5]	IFIX[9]	Currently generating performance
VCI II	786	Preferred Return[4]	IPCA[2] + 6%	Within investment period
VES	582	Preferred Return[4]	IPCA[2] + 6%	Within investment period
VCM FIM	392	Preferred Return[4]	IPCA[2] + 5%	Within investment period
Energia FIM	5	Hurdle[5]	CDI[10]	Currently generating performance
VCS	109	Hurdle[5]	IPCA[2] + 5%	Within investment period
VCE	335	Hurdle[5]	CDI[10]	Currently generating performance
SPS III	1,307	Preferred Return[4]	CDI[10]	Within investment period
VORE FII	87	Preferred Return[4]	IPCA[2] + 6%	Within investment period
Others	1,344			Currently generating performance
Others	3,001			Not expected to pay performance
Total Private Markets	**22,816**			
Vinci Valorem	1,245	Hurdle[5]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,165	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
International[1]	1,063			Currently generating performance
Commingled Funds	522	Hurdle[5]	IBOV[7] + alpha	Currently generating performance
VSP	219	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8%	Currently generating performance
Atlas Strategy	321	Hurdle[5]	CDI[10]	Currently generating performance
Vinci Multiestratégia	195	Hurdle[5]	CDI[10]	Currently generating performance
Others	3,531			Currently generating performance
Total IP&S	**8,262**			
SWF	4,854	Hurdle[5]	FTSE[8]	Currently generating performance
Mosaico Strategy	937	Hurdle[5]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	429	Hurdle[5]	IBOV[7]	Currently generating performance
Vinci Total Return	520	Hurdle[5]	IPCA[2] + Yield IMAB[11]	Currently generating performance
Others	612			Currently generating performance
Total Public Equities	**7,352**			
PEAUM TOTAL	**38,430**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$38.4 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$9 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


PEAUM
R$38 bn
59%
22%
19%
Private Markets
IP&S
Public Equities

34

VINCI partners

Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	Δ YoY (%)	2Q'23 YTD	2Q'24 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	92,769	96,455	114,134	23%	188,646	210,589	12%
Net revenue from performance fees	10,765	2,273	5,613	(48)%	12,728	7,886	(38)%
Realized performance fees	*10,765*	*2,273*	*9,096*	*(16)%*	*12,728*	*11,369*	*(11)%*
Unrealized performance fees	*–*	*–*	*(3,483)*	*N/A*	*–*	*(3,483)*	*N/A*
Net revenue from advisory	14,050	10,359	11,481	(18)%	18,518	21,840	18%
Total net revenues from services rendered	**117,584**	**109,087**	**131,228**	**12%**	**219,892**	**240,315**	**9%**
EXPENSES							
Bonus related to management and advisory	(21,049)	(18,748)	(23,380)	11%	(39,111)	(42,128)	8%
Performance based compensation	(5,368)	(1,009)	(2,503)	(53)%	(6,101)	(3,512)	(42)%
Realized	*(5,368)*	*(1,009)*	*(3,736)*	*(30)%*	*(6,101)*	*(4,745)*	*(22)%*
Unrealized	*–*	*–*	*1,233*	*N/A*	*–*	*1,233*	*N/A*
Total compensation and benefits	**(26,417)**	**(19,757)**	**(25,883)**	**(2)%**	**(45,212)**	**(45,640)**	**1%**
Segment personnel expenses	(7,577)	(7,337)	(7,556)	(0)%	(14,741)	(14,893)	1%
Other general and administrative expenses	(5,036)	(5,996)	(7,025)	39%	(8,494)	(13,021)	53%
Corporate center expenses	(22,410)	(21,087)	(25,750)	15%	(45,016)	(46,837)	4%
Total expenses	**(61,439)**	**(54,177)**	**(66,214)**	**8%**	**(113,462)**	**(120,391)**	**6%**
Operating profit	**56,145**	**54,910**	**65,014**	**16%**	**106,430**	**119,924**	**13%**
OTHER ITEMS							
GP Investment income	34,651	13,509	4,250	(88)%	14,451	17,759	23%
Realized gain from GP investment income	*4,179*	*4,406*	*12,379*	*196%*	*10,060*	*16,785*	*67%*
Unrealized gain from GP investment income	*30,472*	*9,103*	*(8,128)*	*N/A*	*4,391*	*975*	*(78)%*
Financial income	30,183	12,362	11,421	(62)%	50,272	23,783	(53)%
Realized gain from financial income	*30,183*	*12,362*	*11,421*	*(62)%*	*50,272*	*23,783*	*(53)%*
Unrealized gain from financial income	*0*	*–*	*–*	*N/A*	*0*	*–*	*N/A*
Leasing expenses	(2,517)	(2,216)	(2,076)	(18)%	(5,148)	(4,292)	(17)%
Other items[1]	(11,573)	(14,992)	(21,249)	84%	(11,422)	(36,241)	217%
Share Based Plan	(3,493)	(6,148)	(5,660)	62%	(5,600)	(11,808)	111%
Non-operational expenses[2]	–	(1,333)	(11,674)	N/A	–	(13,007)	N/A
Total Other Items	**47,251**	**1,182**	**(24,988)**	**N/A**	**42,553**	**(23,806)**	**N/A**
Profit before income taxes	**103,396**	**56,092**	**40,026**	**(61)%**	**148,983**	**96,118**	**(35)%**
(-) Income taxes[3]	(11,844)	(10,384)	(11,679)	(1)%	(24,725)	(22,063)	(11)%
NET INCOME	**91,552**	**45,708**	**28,347**	**(69)%**	**124,258**	**74,055**	**(40)%**
(+) Non-operational expenses (including Income Tax effect)	–	1,308	11,604	N/A	–	12,912	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	4,804	3,799	3,870	(19)%	2,130	7,669	260%
ADJUSTE NET INCOME	**96,356**	**50,815**	**43,821**	**(55)%**	**126,388**	**94,636**	**(25)%**

See notes and definitions at end of document

36

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'23	1Q'24	2Q'24	2Q'23 YTD	2Q'24 YTD
OPERATING PROFIT	**56,145**	**54,910**	**65,014**	**106,430**	**119,924**
(-) Net revenue from realized performance fees	(10,765)	(2,273)	(9,096)	(12,728)	(11,369)
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Compensation allocated in relation to performance fees	5,368	1,009	2,503	6,101	3,512
FEE RELATED EARNINGS (FRE)	**50,748**	**53,646**	**61,904**	**99,803**	**115,550**
OPERATING PROFIT	**56,145**	**54,910**	**65,014**	**106,430**	**119,924**
(-) Net revenue from management fees	(92,769)	(96,455)	(114,134)	(188,646)	(210,589)
(-) Net revenue from advisory	(14,050)	(10,359)	(11,481)	(18,518)	(21,840)
(+) Bonus related to management and advisory	21,049	18,748	23,380	39,111	42,128
(+) Personnel expenses	7,577	7,337	7,556	14,741	14,893
(+) Other general and administrative expenses	5,036	5,996	7,025	8,494	13,021
(+) Corporate center expenses	22,410	21,087	25,750	45,016	46,837
PERFORMANCE RELATED EARNINGS (PRE)	**5,397**	**1,264**	**3,110**	**6,627**	**4,374**
OPERATING PROFIT	**56,145**	**54,910**	**65,014**	**106,430**	**119,924**
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Compensation allocated in relation to unrealized performance fees	–	–	(1,233)	–	(1,233)
(+) Realized gain from GP investment income	4,179	4,406	12,379	10,060	16,785
SEGMENT DISTRIBUTABLE EARNINGS	**60,324**	**59,316**	**79,643**	**116,490**	**138,959**
NET INCOME	**91,552**	**45,708**	**28,347**	**124,258**	**74,055**
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
(+) Income tax from unrealized performance fees	–	–	(401)	–	(401)
(+) Compensation allocated in relation to unrealized performance fees	–	–	(1,233)	–	(1,233)
(-) Unrealized gain from GP investment income	(30,472)	(9,103)	8,128	(4,391)	(975)
(+) Income tax on unrealized gain from GP investment income	10	283	(987)	10	(704)
(-) Unrealized gain from financial income	(0)	–	0	(0)	0
(-) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax[1]	4,804	3,799	3,870	2,130	7,669
(+) Depreciation and amortization	2,028	1,891	1,873	3,806	3,764
(+) Share Based Plan	2,248	6,148	3,529	4,355	9,677
(-) Income Taxes on Share Based Plan	199	(429)	188	207	(241)
(+) Non-operational expenses including income tax related to realized expense[2]	–	1,308	11,604	–	12,912
ADJUSTED DISTRIBUTABLE EARNINGS	**70,369**	**49,605**	**58,401**	**130,375**	**108,006**
TOTAL NET REVENUE FROM SERVICES RENDERED	**117,584**	**109,087**	**131,228**	**219,892**	**240,315**
(-) Net revenue from realized performance fees	(10,765)	(2,273)	(9,096)	(12,728)	(11,369)
(-) Net revenue from unrealized performance fees	–	–	3,483	–	3,483
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**106,819**	**106,814**	**125,615**	**207,164**	**232,429**

See notes and definitions at end of document

37

VINCI partners

38 2Q'24 YTD 2Q'23 YTD 2Q'24 2Q'23 (R$ thousands, unless mentioned) 96,118 148,983 40,026 103,396 Profit (loss) before income taxes 34% 34% 34% 34% Combined statutory income taxes rate - % (32,680) (50,654) (13,609) (35,154) Income tax benefit (Expense) at statutory rates Reconciliation adjustments: (99) (64) - (2) Expenses not deductible 146 42 109 7 Tax benefits (685) (253) (347) (224) Share based payments (2,206) - (1,288) - Tax loss 13,401 26,072 3,420 23,410 Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 60 132 36 119 Other additions (exclusions), net (22,063) (24,725) (11,679) (11,844) Income taxes expenses (27,059) (27,122) (14,188) (14,605) Current 4,996 2,397 2,509 2,761 Deferred 23% 17% 29% 11% Effective tax rate Effective tax rate reconciliation See notes and definitions at end of document

39 17.8 21.1 5.4 8.7 2.0 3.2 3.2 18.1 23.4 2.5 11.1 3.3 3.0 4.8 General and Administrative Expenses 2Q’24 (R$mm) 2Q’23 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$66.2 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$61.4 mm + 7.8%

40 06/28/2024 03/31/2024 Assets Current assets 592,308 531,988 Cash and cash equivalents 45,831 45,738 Cash and bank deposits 120,084 85,649 Financial instruments at fair value through profit or loss 426,393 400,601 Financial instruments at amortized cost 1,307,884 1,221,642 Financial instruments at fair value through profit or loss 71,496 89,701 Trade receivables 3,368 3,601 Sub - leases receivable 3,775 1,630 Taxes recoverable 24,249 25,169 Other assets 2,003,080 1,873,731 Total current assets Non - current assets 74,679 57,965 Financial instruments at fair value through profit or loss 14,108 16,412 Trade receivables 456 1,079 Sub - leases receivable 1,930 1,139 Taxes recoverable 18,732 16,395 Deferred taxes 27,353 19,556 Other receivables 137,258 112,546 11,638 11,924 Property and equipment 53,515 55,917 Right of use - Leases 249,850 215,527 Intangible assets 452,261 395,914 Total non - current assets 2,455,341 2,269,645 Total Assets 06/28/2024 03/31/2024 Liabilities and equity Current liabilities 1,495 348 Trade payables – 10,419 Deferred Revenue 24,919 25,104 Leases 6,276 6,052 Accounts payable 55,721 27,325 Labor and social security obligations 76,346 78,138 Loans and Financing 22,780 18,618 Taxes and contributions payable 187,537 166,004 Total current liabilities Non - current liabilities 38,738 43,188 Leases 6,457 6,784 Labor and social security obligations 652,493 554,452 Loans and Financing 3,926 4,303 Deferred taxes 229,896 144,782 Retirement plans liabilities 931,510 753,509 1,119,047 919,513 Total liabilities Equity 15 15 Share capital 1,405,559 1,408,438 Additional paid - in capital (201,748) (201,165) Treasury shares 87,185 104,244 Retained Earnings 44,440 37,185 Other reserves 1,335,451 1,348,717 843 1,415 Non - controlling interests in the equity of subsidiaries 1,336,294 1,350,132 Total equity 2,455,341 2,269,645 Total liabilities and equity Balance Sheet

Notes and Definitions

- **Notes to page 5**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

(2) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

- **Notes to page 7**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

(2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

- **Notes to page 9**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 10**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS.

(3) Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations and the government.

(4) Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others.

(5) HNWI is comprised of clients which we consider to have potential to invest at least R$30 million.

(6) Allocators & Distributors include banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and distribution platforms.

(7) Public Market Vehicles of our listed funds.

- **Notes to page 11**

(1) Accrued performance fees for the VCP offshore are as of 1Q'24. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 15**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

41

VINCI partners

Notes and Definitions (cont'd.)

- **Notes to page 16**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

- **Notes to page 17**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, IP&S, Real Estate and Private Credit.

- **Notes to page 18**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

(2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last two quarters.

- **Notes to page 19**

(1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of June 28, 2024, in liquid funds from Vinci Partners' Public Equities, IP&S, Private Credit and Real Estate. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For 1Q'24 onwards we are not considering the funds that refer to financial products as part of the Company's retirement plans services. For more detail, see 2Q'24 Financial Statements filed within the SEC on August 07, 2024.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups and Public REITs, calculated at fair value as of June 28, 2024. For more detail, please see slide 35 and the Financial Statements filed within the SEC on August 07, 2024.

(4) Debt obligations include commercial notes, consideration payable and convertible preferred shares. For more detail, see 2Q'24 Financial Statements filed within the SEC on August 07, 2024.

(5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 23**

(1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and year to date reflect the retroactive adjustment for this managerial reassignment.

- **Notes to page 24**

(1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and year to date reflect the retroactive adjustment for this managerial reassignment.

- **Notes to page 29**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

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43 Notes and Definitions (cont’d.) (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza. (3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA. (4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA. (5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory. (6) Equilíbrio Strategy incudes the IP&S Family of pension plans. (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Ye ars in duration. (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 30 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 1Q’ 24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 2Q’24. (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collec ti vely, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the acc ura cy or completeness of any such information. (4) Track record for VIR strategy is presented as of 1Q’24, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (5) Track record for Vinci SPS strategy is presented as of 2Q’24. (6) Track record for FIP Infra is presented as of 1Q’24. (7) Track record for VIAS is presented as of 1Q’24. (8) Total commitments for VICC are presented as of 2Q’24. (9) Track record for VFDL is presented as of 2Q’24. (10) Track record for Vinci Credit Infra is presented as of 2Q’24.

44 Notes and Definitions (cont’d.) ▪ Notes to page 31 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.6528, as of August 06, 2024, wh en dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 32 (1) As of June 28, 2024, Public Float was comprised of 12,248,340 Class A common shares. ▪ Notes to page 33 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 34 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index; (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 36 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) r ela ted to SPS acquisition and Ares Convertible Preferred Shares. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions .

45 Notes and Definitions (cont’d.) (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed o n a n actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On June 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair va lue. The variation was recognized as a loss in the financial result. ▪ Notes to page 37 (1) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On June 28, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair va lue. The variation was recognized as a loss in the financial result. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . ▪ Notes to page 38 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.
- "FRE Margin" is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment's investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).
- "DE Margin" is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

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47 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our f und management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our liquid funds from our Public Equities and IP&S segments. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Public Equities, IP&S and Pr iva te Credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

48 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit secu rity bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York